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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 3)*

                         Central Reserve Life Corporation
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                                 (Name of Issuer)

                              Shares of Common Stock
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                          (Title of Class of Securities)

                                   155055-10-6
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                November 25, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 155055-10-6
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                400,000**
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               400,000**
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     400,000**
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%**
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14   TYPE OF REPORTING PERSON*
     OO
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**Does not include shares and warrants of Central Reserve Life Corporation that are the subject of Item 4 and Exhibit 7.2.

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CUSIP No. 15505-10-6

        This Amendment No. 3 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting a definitive agreement between Central Reserve Life Corporation, an Ohio corporation ("CRLC"), and Strategic Acquisition Partners, LLC ("Partners"). As previously reported, Richard M. Osborne, the sole Manager of the Fund, and Partners reached an agreement between themselves with respect to CRLC.


Item 4.   Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     As previously reported in Amendment No. 2 to the Schedule 13D Statement filed on November 19, 1997 ("Amendment No. 2"), Mr. Osborne entered into an agreement with Partners pursuant to which Mr. Osborne, or his designee, may purchase up to 30% of the shares of common stock, without par value, of CRLC (the "Shares") and warrants that CRLC agreed to issue to Partners. On December 2, 1997, CRLC announced that CRLC and Partners entered into a definitive Stock Purchase Agreement. Under the terms of the agreement, CRLC will issue to Partners 5.0 million Shares for $27.5 million and warrants to acquire up to 2.5 million Shares at a price of $6.50 per Share.

     Partners agreed to arrange for an interim loan of $20.0 million to CRLC on or before December 17, 1997, approximately $14.0 million of which will be invested in CRLC's insurance subsidiary, Central Reserve Life Insurance Company. The balance of the net proceeds will be used to satisfy an outstanding loan of CRLC in the amount of $5.2 million. A portion of the loan will be guaranteed by Mr. Osborne. The interim loan will be repaid in full with the proceeds of the Share and warrant issuance. The Company has also agreed to issue warrants to Partners' investors to purchase an additional 1.0 million Shares at $6.00 per share in connection with their efforts to secure the interim loan. Under Mr. Osborne's agreement with Partners, Mr. Osborne or his designee, will be entitled to up to 300,000 of these additional warrants.

     Pursuant to a Voting Agreement to be entered into in connection with the issuance of the Shares and warrants, Mr. Osborne and Partners would be entitled to appoint a total of six of nine members of the Board of Directors of CRLC.

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CUSIP No. 155055-10-6

     Mr. Osborne anticipates that the Fund, as his designee, will be the purchaser of the Shares and warrants and that Mr. Osborne will become a director of CRLC. In Amendment No. 2, the Fund reported that Mr. Osborne anticipated that Umberto Fedeli, as another designee of Mr. Osborne, would also be a purchaser of the Shares and the warrants and that Mr. Fedeli would become a director of CRLC. On November 25, 1997, Mr. Fedeli informed Mr. Osborne that he would not purchase the Shares or the warrants and he would not serve as a director of CRLC.

     The purchase of the Shares and warrants is subject to certain conditions, including the approval of CRLC's shareholders, receipt of regulatory approvals, and a financing contingency. The funding of the interim loan is subject, among other things, to completion of loan documents between CRLC and Partners and receipt by Partners of its committed financing. Reference is hereby made to the agreement between Mr. Osborne and Partners, a copy of which is attached as
Exhibit 7.2 to Amendment No. 2 and the terms of which are hereby incorporated by reference.


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CUSIP No. 155055-10-6

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 2, 1997            TURKEY VULTURE FUND XIII, LTD.



                                   By: /s/ Richard M. Osborne
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                                      Richard M. Osborne, Manager